Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Alignvest Acquisition Corporation (the “AQX”)
100 King Street West
70th Floor, Suite 7050
Toronto, Ontario
M5X 1C7

Item 2	Date of Material Change

November 1, 2016

Item 3	News Release

A press release describing the material change was disseminated by AQX on November 1, 2016 through Marketwired and is on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

AQX and Trilogy International Partners LLC (“Trilogy” or “TIP”) announced a proposed business combination. Trilogy is a high growth telecommunications company founded and led by one of the industry’s most experienced management teams. The management team is rolling 100% of their equity interest in this transaction, investing an additional U.S.$5 million, and will own over 20% of the equity of the pro forma company. John Stanton (Trilogy’s Chairman) and Brad Horwitz (Trilogy’s CEO) have played a leading role in the creation and operation of several large wireless operators including Western Wireless, T-Mobile USA (formerly VoiceStream), McCaw Cellular, and Clearwire. Trilogy operates in an industry where Alignvest has significant expertise, with Nadir Mohamed (former CEO of Rogers Communications, Chairman of Alignvest), Joe Natale (current proposed President and CEO of Rogers Communications, former President and CEO of Telus), and Anthony Lacavera (Chairman of Globalive Capital, Founder, former Chairman and CEO of Wind Mobile) investing in and/or expected to serve on the Board of the pro forma company. AQX raised U.S.$202 million in its IPO in June, 2015. Alignvest Partners Master Fund LP, Globalive Capital, certain existing AQX shareholders and new third party investors have agreed (conditional on closing) to incremental investments of approximately U.S.$61 million at the Cdn.$10.00 AQX IPO price. When combined with the cash from AQX’s IPO proceeds, the total U.S.$264 million of available cash (assuming no redemptions) is significantly greater than the minimum cash requirement of U.S.$135 million to close the transaction. The investment proceeds are intended to be used to de-lever Trilogy’s balance sheet and position it for continued growth organically and through acquisitions. The completion of the transaction is expected in Q1 2017.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

AQX, a special purpose acquisition corporation (or SPAC) that listed in Canada on June 24, 2015, and Trilogy, announced that they have entered into an arrangement agreement dated November 1, 2016 (the “Arrangement Agreement”) to effect a business combination, which is intended to constitute AQX’s qualifying acquisition, by way of a court approved plan of arrangement (the “Arrangement”).

Trilogy, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. The company provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva) in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including Global System for Mobile Communications (GSM or 2G); Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G).

Both AQX and Trilogy believe that each of 2degrees and NuevaTel occupy favorable positions within their respective markets. Each operates in an attractive, stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through ancillary businesses; has demonstrated significant profitability; is benefitting from recent capital investments; and owns its own infrastructure.

TIP management believes both its New Zealand and Bolivian subsidiaries will deliver substantial growth over the coming years. In New Zealand, this growth is expected to come from (i) continued market share and postpaid subscriber growth, (ii) expanded bundled solutions to target the previously underserved business segment, and (iii) cross-selling fixed solutions to the existing mobile subscriber base. In Bolivia, this growth is expected to come from (i) increased LTE adoption among the country’s population, (ii) increased data usage amongst the existing subscriber base, and (iii) continued LTE overlay expansion. In addition to this organic growth, the Trilogy management team is highly experienced in international wireless acquisitions, and they believe that there are a number of potentially attractive, synergistic acquisitions available for Trilogy.

At AQX’s IPO price of Cdn.$10.00 per AQX share, AQX / Trilogy is expected to have an aggregate enterprise value of U.S.$875 million and an equity value of up U.S.$610 million. At Cdn.$10.00 per AQX share, AQX and Trilogy management believe that the enterprise value / expected 2017 Adjusted EBITDA multiple of AQX / Trilogy is at a significant discount to its peers.

AQX / Trilogy intend to build a leading global telecommunications provider with sufficient resources and capital to continue delivering on its stated growth strategy. AQX and Trilogy believe the company will provide investors with an attractive investment opportunity characterized by the following:

  An industry-leading, world-class management team with a history of creating significant shareholder value;
  Positive long-term trends in each of the company’s operating markets;
  Significant organic and accretive growth opportunities;
  A clear path to meaningfully reduced balance sheet leverage; and
  A compelling valuation relative to Trilogy’s peers.

Post-closing, Trilogy’s current Chairman, John Stanton, its current Chief Executive Officer, Brad Horwitz, and its current management team will continue to lead the business. Collectively, Mr. Stanton and Mr. Horwitz will own a significant interest in the resulting company. Mr. Stanton will serve as the Chairman and Mr. Horwitz will be the Chief Executive Officer of the resulting company. Trilogy’s Board of Directors and/or investors will include some of the industry’s most successful entrepreneurs and business leaders:

  John Stanton – Co-founder and Chairman of Trilogy. Prior positions include Chairman and CEO of Western Wireless, Chairman of T-Mobile USA (formerly VoiceStream), Vice Chairman of McCaw Cellular, and Chairman of Clearwire.
  Brad Horwitz – Co-founder and CEO of Trilogy. Former President of Western Wireless International. Spent 13 years at McCaw Cellular in various roles including VP of International Operations and Director of Business Development.
  Theresa Gillespie – Co-founder and Vice Chairman of Trilogy. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless.
  Nadir Mohamed - Former President and CEO of Rogers Communications, prior to which he held senior positions at Telus and B.C. Telecom. Chairman of Alignvest Management Corporation.
  Anthony Lacavera – Founder, former Chairman, and former CEO of WIND Mobile.
  Joe Natale – Current proposed President and CEO of Rogers Communications, prior to which he was President and CEO of Telus.
  Reza Satchu - Managing Partner of Alignvest Management Corporation.
  Timothy Hodgson – Managing Partner of Alignvest Management Corporation.

AQX and Trilogy have entered into the Arrangement Agreement pursuant to which AQX and Trilogy have agreed to complete the Arrangement under which AQX has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for AQX common shares (or cash based on the then trading price, at the company’s option). Such equity will be accompanied by special voting rights in AQX on an as-exchanged proportional basis.

Trilogy is expected to own 71.5% of NuevaTel and a minimum 62.9% interest in 2degrees. If other 2degrees shareholders decide to participate in the transaction in exchange for AQX common shares before AQX files its prospectus with the Ontario Securities Commission, or if Trilogy converts its existing convertible notes for additional 2degrees shares on advantageous terms, appropriate adjustments are expected to be made to the transaction.

The transaction is subject to the satisfaction of certain conditions including regulatory and Toronto Stock Exchange approvals, as well as certain third party consents.

To complete the transaction, AQX intends to use its cash held in escrow as well as an investment from Alignvest Partners Master Fund LP in the amount of approximately U.S.$21 million. AQX has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

The transaction is subject to AQX shareholder approval. No additional approval of the Trilogy unitholders is required. All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of John Stanton, Theresa Gillespie, Brad Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP) will lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well. Certain Trilogy executives and other investors will lock-up the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement.

The Boards of Directors of each of AQX and TIP have approved the transaction and determined that it is fair and in the companies’ respective best interests. Completion of the Arrangement is currently expected to occur in Q1 2017. Upon closing of the transaction, the name of AQX is expected to be changed to Trilogy International Partners Inc. and AQX will become a British Columbia company. Constrained share provisions will be included in its constating documents in order to seek to ensure that no person acquires more than 25% of AQX without first obtaining any required approval of the New Zealand Overseas Investment Office.

AQX’s Qualifying Acquisition

The Arrangement constitutes AQX’s qualifying acquisition and must be approved by AQX shareholders at a special meeting of shareholders (the “Meeting”).

The founders of AQX previously agreed to vote their Class B Shares of AQX and any Class A Restricted Voting Shares of AQX (the “Class A Shares”) they have acquired in favour of the Arrangement. In addition to AQX shareholder approvals by majority vote (with both classes voting together), as well as any other AQX shareholder approval that may be required by the TSX, completion of the Arrangement will be subject to the approval of the Ontario Superior Court of Justice and applicable regulatory approvals, including the Ontario Securities Commission and the Toronto Stock Exchange. Dissent rights are not expected to apply.

The founders of AQX have agreed to vote their Class B Shares of AQX and any Class A Restricted Voting Shares of AQX (the “Class A Shares”) they may have acquired in favour of the Arrangement. These include Mr. Joseph Natale, the former President and CEO of TELUS and recently announced proposed President and CEO of Rogers Communications, who recently acquired 38,158 Class B Shares of AQX and 2,326 AQX warrants from Ms. Bonnie Brooks at her acquisition cost. Alignvest Management Corporation, the sponsor of AQX, has also agreed to pay Mr. Natale a fee, upon closing of the transaction, of Cdn.$250,000, in consideration of the services he provided in connection with the transaction. This fee will not be borne by AQX.

The Arrangement will be implemented by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”). As set out above, AQX has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for AQX common shares (or cash based on the then trading price, at the company’s option). Such equity will be accompanied by special voting rights in AQX on an as-exchanged basis. In certain circumstances (including after seven years), the new Trilogy equity is required to be mandatorily redeemed.

Pursuant to the Arrangement Agreement, AQX and TIP have agreed to use commercially reasonable efforts to complete the Arrangement. The parties have agreed, among other things, to take certain steps to implement the Arrangement, to file and to seek to obtain a receipt for a final prospectus and to seek to obtain all other approvals required in connection with the Arrangement. Trilogy has also agreed to operate its business in the ordinary course pending completion of the Arrangement.

Existing AQX warrants will, subsequent to the completion of the Arrangement, remain in place and become exercisable for common shares of the resulting company.

Timing and Additional Information

Pursuant to applicable rules, AQX has agreed to file with the Canadian securities regulatory authorities in each of the provinces and territories of Canada a non-offering prospectus containing disclosure regarding the transaction and the resulting issuer assuming completion of the Arrangement. The preliminary prospectus is currently expected to be filed with Canadian securities regulatory authorities in November, 2016. Following the issuance of a receipt for the final prospectus, AQX intends to file an information circular in connection with the Meeting that is required to contain prospectus level disclosure of the transaction and the resulting issuer, assuming completion of the Arrangement.

Subject to the required approvals, AQX currently intends to mail the information circular to its shareholders by late December, 2016 and it is currently anticipated that the Meeting will take place by late January, 2017. Closing of the Arrangement is expected to occur shortly after the Meeting, subject to satisfaction of the conditions in the Arrangement Agreement, including approval of the Court.

Holders of AQX Class A Shares will have a right to redeem all or a portion of their Class A Shares, provided that they deposit their shares for redemption prior to the second business day before the Meeting with the redemption being effective, subject to applicable law, immediately prior to the closing of the Arrangement. Holders of Class A Shares may elect to redeem their shares, whether they vote for, or against, or do not vote on, the Arrangement. A minimum cash condition of U.S.$135 million applies, inclusive of the proposed new investments in AQX and before expenses, all as set forth in the Arrangement Agreement.

The Arrangement Agreement and an investor presentation will be available shortly under AQX’s profile on SEDAR. AQX’s prospectus and information circular are expected to be filed in due course.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from:

Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer and Corporate Secretary, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com

Item 9	Date of Report

November 3, 2016